EXEMPTION NO.
824457

PRESS RELEASE
OCTOBER 30, 2002

02 NOV 12

ARMSTRONG CORPORATION
(Listed on the TSX Venture Exchange under the symbol "YRM")

SUPPL

PROPOSED FINANCING

Armstrong Corporation ("Armstrong") announces that (a) it will not be proceeding with the previously announced proposed $1,500,000 debenture financing from Linlis Developments Limited (see Armstrong's September 11, 2002 press release), and (b) it has entered into a binding letter of intent with Min-Chem Canada Inc. ("Min-Chem") with respect to a proposed $1,750,000 financing of Armstrong. The Min-Chem financing is to be by way of a secured 12% convertible debenture in the principal amount of $1,750,000. At the option of Min-Chem, the debenture will be convertible into common shares of Armstrong at a price of $0.05 per share. Other than the principal amount of the debenture, the terms of the proposed Min-Chem financing are the same as those of the Linlis financing.

It is proposed that the proceeds from the Min-Chem financing will be used for working capital and general corporate purposes.

Completion of the Min-Chem financing is conditional upon, among other things, receipt of all necessary approvals, including the approval of the TSX Venture Exchange, acceptable amendment being made to Armstrong's current credit agreement with its bank, including a waiver by the bank of historical covenant breaches by Armstrong, and completion to the satisfaction of Min-Chem of its due diligence investigation of Armstrong. Closing is scheduled for no later than November 29, 2002.

Min-Chem is a chemical distribution company operated from owned warehouse facilities in the Montreal and Toronto area. The distribution business was established in Canada over 50 years ago and is a respected member of the Canadian chemical community and the Canadian Association of Chemical Distributors® (CACD) and is a committed participant in the Responsible Distribution Program as it relates to distribution of chemical products. Chemical and mineral products are bought from over 25 suppliers, in the United States, Europe and Asia, and resold in Canada and the United States. The business is divided between direct shipments from suppliers to customers and shipments from Min-Chem warehouses.

Armstrong operates as a leading Canadian manufacturer, packager and distributor of specialty chemical products for consumer, institutional and industrial applications, including the sanitation and janitorial supply markets.

Armstrong has a total of 17,780,683 common shares issued and outstanding.

02055919

For further information, please contact:

Mr David Armstrong
President and C.E.O.
Armstrong Corporation
3700 Weston Road
Toronto, Ontario M9L 2Z4
Tel. No.: 416-746-3700
Fax No.: 416-746-3915
davidarmstrong@armstrongcorp.com
or
Mr. Lou Galvao
Vice-President Finance, C.F.O.
Armstrong Corporation
3700 Weston Road
Toronto, Ontario M9L 2Z4
Tel. No.: 416-746-3700
Fax No.: 416-746-3915
lougalvao@armstrongcorp.com

dlw 11/15

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this press release.